August 7, 2024

Kunal K. Singh
President
J.P. Morgan Chase Commerical Mortgage Securities Corp.
383 Madison Avenue, 8th Floor
New York, New York 10179

       Re: J.P. Morgan Chase Commerical Mortgage Securities Corp.
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed July 26, 2024
           File No. 333-280318
Dear Kunal K. Singh:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to our comments in our July 15, 2024 letter.

Registration Statement on Form SF-3
Risk Factors
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests, page 112

1. We note your revisions in response to prior comment 6 and re-issue in part. As revised, the risk factor notes that Securities Act Rule 192 prohibits certain conflicted transactions and that "certain exemptions" may be available. The revisions do not, however, appear to qualify your disclosure that that the underwriter entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions
       "without regard" to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Please revise to qualify the disclosure as subject to applicable law or explain how these statements are consistent with Securities Act Rule
       192.
 August 7, 2024
Page 2

Part II - Information Not Required in Prospectus
Item 14. Exhibits
Exhibit 5.1 Opinion of Cadwalader, Wickersham & Taft LLP, page 1

2. We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brandon Figg at 202-551-3260 or Kayla Roberts at 202-551-3490 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance